Via Facsimile and U.S. Mail
Mail Stop 4720

June 7, 2010

Derica W. Rice
Executive Vice President, Global Services and
Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: Eli Lilly and Company
       Form 10-K for the Fiscal Year Ended December 31, 2009
       DEF 14A filed March 8, 2010
       Form 10-Q for the quarter ended March 31, 2010
       File Number: 001-06351

Dear Mr. Rice:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition
Executive Overview, page 18

1.   For each project discussed on pages 19 and 20 related to your late-stage pipeline that you deem significant, as well as for each project in the earlier stages of

development that you deem significant, please revise your disclosure to address the following:

- The nature, objective, and current status of the project and the extent that its success relies on parties other than you;
- The costs incurred during each period presented and to date;
- The nature, timing and estimated costs of the efforts necessary to complete the project;
- The anticipated completion dates;
- The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and
- The period in which material net cash inflows from significant projects are expected to commence.

Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by therapeutic category or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Financial Condition, page 25

2. You disclose that the loss of patent exclusivity could result in a rapid and severe decline in revenue from the affected products. Please revise to disclose the factors that will determine whether this decline will be rapid and severe. Please include in your discussion the ease or difficulty for other companies to develop generic products. To the extent that you are aware of any competitors' products in development and nearing commercialization that are expected to compete with any of your key patented-protected products when exclusivity ends in the next three years, please disclose as applicable. Further, please include disclosure to support your assertion that the growth in your remaining business will mitigate the effect of the loss of revenues from the products that will lose effective exclusivity. This disclosure should specify why you believe this to be true and provide specifics of where the growth will come from and to what extent.

3. You disclose that you plan to reduce your expected cost structure by $1 billion by the end of 2011. Please disclose the nature of the efficiencies and the estimated amount of these reductions in expenses by line item for 2010 and 2011.

Item 8. Financial Statements and Supplementary Data
Segment Information, page 39

4.   Please revise your disclosure to include the amount of revenue from each major customer as required by ASC 280-10-50-42 for all three years for which financial statements are presented.

Notes to Consolidated Financial Statements
Note 2: Implementation of New Financial Accounting Pronouncements, page 46

5.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly such as the reference to 'the provisions of a FSP' on page 47.

Note 12: Income Taxes, page 65

6.   Since the amount of deferred tax assets classified as 'Other' represents approximately 16% of total deferred tax assets as of December 31, 2009, please disclose the significant items that are included in this balance.

Note 13: Retirement Benefits, page 67

7.   Level 3 assets of your defined benefit pension plans at December 31, 2009 comprise 35% of total plan assets. Please disclose the inputs used to determine the fair value of Level 3 plan assets. Refer to ASC 715-20-50-1.

8.   You disclose "Including the investment losses due to overall market conditions in 2001, 2002, and 2008, our 20-year annualized rate of return on our U.S. defined benefit pension plans and retiree health benefit plan was approximately 8.3 percent as of December 31, 2009." Please revise your disclosure to explain the extent to which the overall rate of return on plan assets assumption of 8.8 percent and 9.0 percent for 2009 and 2008, respectively was based on historical returns, the extent to which adjustments were made to those historical returns in order to reflect expectations of future returns, and how those adjustments were determined as required by ASC 715-20-50-1.

9.   Please disclose the assumptions used in the determination of expense amounts for all three years for which a statement of operations is presented as required by ASC 715-20-50-1.

DEF 14A filed December 29, 2009

Executive Compensation

Compensation Discussion and Analysis, page 28

10.   You disclose that the compensation committee considered individual performance in setting base salary and target grant values. You also disclose that individual performance takes into account accomplishment of certain objectives that had been established at the beginning of the year, however, your analysis does not disclose the individual performance goals used to determine your executive officers' base salary or target grant values within the company's equity incentive programs. Please provide us with draft disclosure for your 2011 proxy statement which provides your 2010 individual performance goals for each of your named executive officers. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that in your 2011 proxy statement you will discuss the achievement of the performance goals and provide a discussion of how the level of achievement will affect the actual determination of base salary to be paid and equity incentive target grant values.

Form 10-Q for the quarter ended March 31, 2010

Notes to Consolidated Condensed Financial Statements
Note 4: Collaborations
Boehringer Ingelheim, page 11

11.   In March 2010 you terminated your collaborative marketing agreement with Boehringer Ingelheim (BI). Your disclosure states "In connection with the arrangement, we paid BI approximately $400 million and will also pay a royalty to BI on our sales in these countries through 2012. We record these costs as intangible assets and will amortize to marketing, selling and administrative expenses over the life of the original agreement, which is through 2015." Please provide us your basis for capitalizing the $400 million payment as an asset and tell us the useful life of the asset. Also, please explain why it would not be appropriate to expense the royalties as incurred.   Finally, please revise your disclosure in MD&A to describe how the termination will affect sales of Cymbalta including the expected effect on results of operations and financial position.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant